ORKO SILVER CORP.
2610 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

INFORMATION CIRCULAR
as of March 20, 2007 (unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular is furnished to you in connection with the solicitation of proxies by management of Orko Silver Corp. (“we”, “us” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of shareholders of the Company to be held on April 23, 2007, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. The Company will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company’s head office at the address listed on the cover page of this Information Circular, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on our records or validly appointed proxy holders are permitted to vote at the Meeting. Most of our shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to us are referred to as "NOBO's". Those non-registered Holders who have objected to their Nominee disclosing ownership information about themselves to us are referred to as "OBO's".

In accordance with the securities regulatory policy, we will have distributed copies of the Meeting Materials, being the Notice of Meeting, this Information Circular, and the form of proxy directly to NOBO's and to the Nominees for onward distribution to OBOs.

Nominees are required to forward the Meeting materials to each OBO unless the OBO has waived the right to receive them. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. Meeting Materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a non-registered holder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIF's, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Shares which they beneficially own. Should a non-registered holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the non-registered holder may request a legal proxy as set forth in the VIF, which will grant the non-registered holder or his/her nominee the right to attend and vote at the Meeting. Non-registered holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)

signing a proxy bearing a later date; or

(b)

signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company’s registrar and transfer agent or to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form or VIF (voting instructions) or to revoke a waiver of your right to receive Meeting Materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the adoption of the Company's stock option plan, approval of which will be sought at the Meeting. Directors and executive officers of the Company may participate in the Company’s stock option plan, and accordingly have an interest in its approval. See “Particulars of Matters to be Acted Upon”.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares without par value, of which 79,109,903 common shares were issued and outstanding as of the record date. There is one class of shares only.

Persons who are registered shareholders at the close of business on March 19, 2007 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds (2/3) of the votes cast will be required to pass a special resolution.

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5) for the next year, subject to any increases permitted by the Company’s Articles.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director. The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Gary Cope (2) President and Director Coquitlam, B.C.	September 9, 2003	289,500	Mining Executive, President of Orko Silver Corp. and Orex Ventures Inc.
N. Ross Wilmot (2) Director and Chief Financial Officer South Surrey, B.C.	April 30, 1997	Nil	Financial Consultant; Director and officer of several listed companies.
George Cavey Director Vancouver, B.C.	December 4, 2003	Nil	Consulting Geologist, Orequest Consultants Ltd.
Minaz Devji West Vancouver, B.C. To be elected	Nominee for election as director	Direct 130,500 Indirect 480,509	Business Consultant for several listed companies
Cyrus Driver (3) Vancouver, B.C. To be elected	Nominee for election as director	Nil	Chartered Accountant, Partner in Davidson & Company LLP.; Director and officer of several listed companies

(1)

As at March 19, 2007.

(2)

Denotes a member of the audit committee.

(3)

Assuming Mr. Driver is elected as a director, Mr. Driver will be appointed to the Company’s audit committee.

No proposed director is or has been, within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except as follows:

1.

On April 3, 2002, while Mr. Wilmot was a director and officer of the Company, the Company was subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended October 31, 2001, and for the first quarter ended January 31, 2002 (collectively the “Financial Statements”). On April 5, 2002, two days after the imposition of the cease trade order, the Company filed the Financial Statements, together with accompanying Annual and Quarterly reports. On April 8, 2002, the British Columbia Securities Commission revoked the cease trade order. As a result of the cease trade order, the TSX Venture Exchange (the “Exchange”) suspended trading in the Company’s shares. Despite the lifting of the cease trade order, the Exchange did not reinstate trading until the Company met its Tier Maintenances requirements, on November 4, 2002.

2.

On June 10, 2003, while Mr. Wilmot was a director and officer of CTF Technologies Inc. (“CTF”), CTF was subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended December 31, 2002, and for the first quarter ended March 31, 2003, due to the Company’s determination in late 2002 that an accounting change to the manner in which it accounted for some of its revenues would be appropriate. CTF is currently dormant and as of the date of this circular, the cease trade order on CTF remains in effect.

3.

On May 27, 2004, while Mr. Wilmot was a director and/or officer of Verb Exchange Inc. (“Verb Exchange”) he, together with the other directors and senior management of Verb Exchange, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb Exchange’s failure to file its financial statements. The statements were filed and the cease tradeorder revoked on June 29, 2004.

4.

On May 3, 2005, while Mr. Wilmot was a director and/or officer of Verb Exchange, he together with the other directors and senior management of Verb Exchange, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb Exchange’s failure to file its financial statements. The statements were filed and the management cease trade order revoked on June 20, 2005.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officer

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a)

the individual who served as our chief executive officer or acted in a similar capacity (“CEO”) during the most recently completed financial year;

(b)

the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)

each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a “Named Executive Officer”).

Under the definitions described above, we had two "Named Executive Officers" during our financial year ended October 31, 2006, being Mr. Gary Cope, who is currently the Chief Executive Officer ("CEO"), President and a director of the Company and Mr. N. Ross Wilmot, our Chief Financial Officer ("CFO") and a director of the Company.

Summary Compensation Table

Name and	Year(1)	Annual Compensation			Long Term Compensation			All Other
Principal Position								Compen- sation ($)
					Awards		Payouts
		Salary	Bonus	Other	Securities	Restricted	LTIP(3)
		($)	($)	Annual	under	Shares of	Payouts
				Compen -sation	Options/ SARs (2)	Restricted Share Units	($)
				($)	Granted	($)
Gary Cope	2006	Nil	Nil	129,000	780,000	Nil	Nil	Nil
CEO and President	2005	Nil	Nil	68,000	275,000	Nil	Nil	Nil
	2004	Nil	Nil	60,000	Nil	Nil	Nil	Nil
N. Ross Wilmot	2006	Nil	Nil	51,800	200,000	Nil	Nil	Nil
CFO	2005	Nil	Nil	33,100	100,000	Nil	Nil	Nil
	2004	Nil	Nil	28,500	Nil	Nil	Nil	Nil

(1)

Financial year ended October 31.

(2)

Stock appreciation rights. The Company has not granted any SARs.

(3)

Long-term incentive plan. The Company does not have any LTIPs.

Incentive Stock Options to Named Executive Officers

We granted options to Named Executive Officers during the most recently completed financial year as disclosed in the following table.

Name of Executive	Securities Under	Exercise or	Market Value of	Expiration Date
Officer and Principal Position	Options Granted (#)	Base Price ($/Security)	Securities Underlying Options
			on the Date of Grant ($/Security)
	405,000	$0.55	$0.50 (1)	3/3/2011
Gary Cope CEO and President	375,000	$0.55	$0.47 (2)	9/11/2011
N. Ross Wilmot	100,000	$0.55	$0.50 (1)	3/3/2011
CFO	100,000	$0.55	$0.47 (2)	9/11/2011

(1)

Based on the closing price ($0.50) of the Company’s shares on the date of grant (March 3, 2006).

(2)

Based on the closing price ($0.47) of the Company’s shares on the date of grant (September 11, 2006).

The following table discloses the particulars of options exercised during the last financial year by any Named Executive Officer and the value of unexercised options held by the Named Executive Officers:

Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs(1) at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options/SARs at Financial Year-End ($) (2) Exercisable/ Unexercisable
Gary Cope CEO	Nil	Nil	1,390,000/Nil	$ 283,150/Nil
N. Ross Wilmot CFO	Nil	Nil	450,000/Nil	$ 93,000/Nil

(1)

We have not granted any SARs.

(2)

Based on the closing price of the Company's common shares ($0.48) on October 31, 2006, the Company's year-end.

No Named Executive Officer exercised an option during the most recently completed financial year.

No options granted to any Named Executive Officers were repriced downwards during the last financial year.

Termination of Employment, Change in Responsibilities, and Employment Contracts

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

Other compensation to Named Executive Officers (i.e., through management agreements, employment agreements, etc.)

The terms of employment for the Ross Wilmot are verbal. The verbal agreement may be terminated by either the Company or the Named Executive Officer on reasonable notice. The terms of employment for Gary Cope are specified in the written agreement reached on March 31, 2005. The Summary Compensation Table above summarizes the compensation we paid to the Named Executive Officers during the last financial year.

Compensation of Directors

We did not pay our directors in their capacities as directors during the most recently completed financial year. No directors received compensation for committee participation, special assignments for services as consultants or experts.

We granted options to directors during the most recently completed financial year as disclosed in the following table. Two of the directors are Named Executive Officers and their options are also disclosed elsewhere in this Information Circular.

Options Granted to Directors

Name of	Number of	Exercise or Base	Market Value of	Expiration Date
Director	Options Granted	Price ($/Security)	Securities Underlying Options on the Date of Grant ($/Security)
		$0.55	$0.50 (1)	3/3/2011
Gary Cope	780,000	$0.55	$0.47 (2)	9/11/2011
		$0.55	$0.50 (1)	3/3/2011
Ross Wilmot	200,000	$0.55	$0.47 (2)	9/11/2011
		$0.55	$0.50 (1)	3/3/2011
George Cavey	200,000	$0.55	$0.47 (2)	9/11/2011

(1)

Based on the closing price ($0.50) of the Company’s shares on the date of grant (March 3, 2006).

(2)

Based on the closing price ($0.47) of the Company’s shares on the date of grant (September 11, 2006).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which we had in place as of the financial year ended October 31, 2006 was our stock option plan dated April 2006. (the “2006 Plan”). During our most recently completed financial year we also issued warrants exercisable into common shares of the Company; however, these were issued to investors pursuant to private placements of the Company, and not as part of an equity compensation plan.

Subsequent to the financial year end, on March 8, 2007, the Company repealed its 2006 Plan and adopted a 20% fixed plan (the “20% Fixed Plan”), subject to Exchange and shareholder approval, which will be sought at the Meeting. See below under "Particulars of Matters to be Acted On" for information about the 20% Fixed Plan. The information in the table below, under the plan category “Equity compensation plans not approved by securityholders” refers to grants made under the 20% Fixed Plan, since the 20% Fixed Plan has not yet received shareholder approval.

The following table sets out information about the 2006 Plan and the 20% Fixed Plan under which equity securities of the Company are authorized for issuance. Information in the table is given as of March 19, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,756,090	$0.45	Nil
Equity compensation plans not approved by securityholders	966,410	$0.69	14,545,770
Total	7,181,410	N/A	14,545,770

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries.

An “informed person” means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of its securities, so long as it holds any of its securities.

AUDIT COMMITTEE

As at the date hereof, the Audit Committee is composed of Gary Cope, Ross Wilmot and Pierre Besuchet.. As Mr. Besuchet is not standing for re-election as a Director, Mr. Cyrus Driver will be appointed to the Audit Committee. All of the members of the Audit Committee are "financially literate".

Relevant Education and Experience of Audit Committee Members

Gary Cope	Not independent	Financially Literate

Mr. Cope is currently the President of Orko Silver Corp. and Orex Ventures Inc., both are public companies whose shares are listed on the TSX Venture Exchange.

Mr. Cope serves as a director for various private and public companies and has an understanding of the financial issues that impact exploration companies.

Ross Wilmot	Not independent	Financially Literate	Chartered Accountant, Mr. Wilmot serves as a director and / or officer of several listed companies.
Pierre Besuchet	Independent	Financially Literate	Mr. Besuchet serves as a director and / or officer of several listed companies.
Cyrus Driver (Nominee for director and will be appointed to audit committee)	Independent	Financially Literate	Chartered Accountant, and Partner with Davidson & Company LLP. Mr. Driver servers on the boards of several listed companies.

The text of the Audit Committee Charter is attached below:

Charter of the Audit Committee of the Board of Directors
of Orko Silver Corp.
(the "Company")

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the "Board") to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee's primary duties and responsibilities are to:

(a)

recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b)

recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)

pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company's external auditor;

(e)

review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures;

(g)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110.

Audit Fees and Audit-Related Fees

The aggregate fees unbilled/billed by the Company's external auditor for financial year 2006 for audit and assurance and related services were approximately $27,500 (2005 - $7,500).

Tax Fees

The aggregate fees unbilled/billed for tax compliance, tax advice and tax planning services by the Company's external auditor for financial year 2006 were approximately $Nil (2005 - $Nil).

All Other Fees

The aggregate fees billed by the Company's external auditor for financial year 2006 for review of unaudited interim financial statements, compilation of consolidated financial statements and related services were $2,100 (2005 - $Nil).

CORPORATE GOVERNANCE

Effective August 25, 2006, the Company graduated to Tier 1 of the Exchange. Section 16.3 of Exchange Policy 3.1 requires Tier 1 issuers to disclose its corporate governance practices using the disclosure requirements in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) that apply to issuers listed on the Toronto Stock Exchange. Accordingly, the following is a summary of the Company’s corporate governance disclosure required by Form 58-101F1 of NI 58-101, because Form 58-101F1 is the form of corporate governance disclosure that applies to issuers listed on the Toronto Stock Exchange.

Board of Directors

The Board, at present, is composed of four directors, two of whom are executive officers of the Company and two of whom are considered to be “independent”, as that term is defined in applicable securities legislation. Therefore, half of the Board is independent. Messrs. George Cavey and Pierre Besuchet are considered to be independent directors. Mr. Gary Cope, by reason of his being the President of the Company, and Mr. Ross Wilmot, by reason of his being the Chief Financial Officer of the Company, are not. Assuming Mr. Driver and Mr. Devji are elected as directors at the meeting, they are both considered to be independent directors, and the board will be composed of a majority of independent directors. See the heading "Executive Compensation" for further details of compensation paid to Gary Cope. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the size of the Board and the nature of the Company’s operations ensures that open and candid discussion among the independent directors is possible. Furthermore, the Board does not have a Chair, because the size of the Board enables all directors to participate and provide leadership to the Company.

The Board held 3 meetings during the financial year October 31, 2005 to October 31, 2006. Out of the 3 meetings, 2 directors (Mr. Cope and Mr. Wilmot) were in attendance in person at all meetings. Mr. Besuchet did not attend any board meetings during the last financial year. Mr. Cavey attended two meetings by telephone.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director or Nominee for Director	Other Reporting issuer (or equivalent in a foreign jurisdiction)

Gary Cope	Orex Ventures Inc.

Ross Wilmot	Avigo Resources Corp., Orex Ventures Inc., CTF Technologies Inc., Verb Exchange Inc. Biotech Ltd., Silvio Ventures Corp.

George Cavey	Orex Ventures Inc., Ripple Lake Diamonds Inc., Tri-Gold Resources Corp., Icon Industries Ltd., Staccato Gold Resources Ltd.

Pierre Besuchet	Lundin Mining Corporation, Lion Mining Corp., Etruscan Resources Inc.

Minaz Devji (Nominee)	N/A

Cyrus Driver (Nominee)	Maxim Resources Inc., Cobra Venture Corporation, Bellhaven Copper & Gold Inc., Southern Arc Minerals Inc., Superior Mining International Corporation, Western Uranium Corporation

Board Mandate

The Board does have a written mandate. The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

The Board has not developed written position descriptions for the President of the Company or for the Chair of each board committee. The size and nature of the Company’s business allows each director or officer to understand his role in progressing the Company’s operations.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with the officers of the Company. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board has a Code of Ethical Conduct, which requires the monitoring of the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has not appointed a nominating committee because the Board fulfills these functions.

Compensation

The Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the Chief Executive Officer’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board of Directors

The Board has appointed an Audit Committee, the members of which are Gary Cope, Ross Wilmot and Pierre Besuchet. As Mr. Besuchet is not standing for re-election as a Director, Mr. Cyrus Driver will be appointed to the Audit Committee (assuming he is elected as a director). A description of the function of the Audit Committee can be found in this Circular under Audit Committee. The Board of Directors does not have any other committees.

Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors. The relatively small size of the Company enables the Board to satisfy itself that individual directors are performing effectively. As the Company grows, the Board will consider adopting formal procedures for evaluating director performance.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of Manning Elliott, Chartered Accountants, of 1050 West Pender Street, Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. Manning Elliott was first appointed our auditor on November 21, 1996.

Our audit committee recommends the election of Manning Elliott, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the Company’s next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of Manning Elliott, Chartered Accountants, as the Company’s auditor.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not to any substantial degree by any other person with whom the Company has contracted other than for Mr. Minaz (Mike) Devji. Mr. Devji is a corporate finance consultant who has been retained by the Company to provide corporate finance advice for a fee of $5,000 per month. Under the terms of Mr. Devji’s agreement, he may also be paid finder’s fees for investments in the Company arranged by him.

PARTICULARS OF MATTERS TO BE ACTED ON

APPROVAL OF NEW INCENTIVE STOCK OPTION PLAN AND APPROVAL OF STOCK OPTIONS

The Company is listed on the Exchange as a Tier 1 Issuer and Exchange policies require listed companies to have a formal stock option plan for equity compensation arrangements. The Exchange also requires shareholders to approve certain matters related to a company’s stock option plan. Accordingly, the Company is seeking approval of shareholders for certain matters as set out below.

The policies of the Exchange permit a plan to be established, and options to be granted under a newly established plan, before shareholder approval is obtained at a shareholders' meeting, so long as no options are exercised before approval of the stock option plan and grants at the meeting.

Approval of New Stock Option Plan

At the Company’s annual general meeting held on April 21, 2006, the shareholders of the Company approved the Company's 10% Rolling Plan (the "Previous Plan"). The Previous Plan was established to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options granted under the Plan to purchase shares. Subsequent to the financial year end, on March 8, 2007, the Company repealed the Previous Plan and adopted a 20% fixed plan (the "20% Fixed Plan”), subject to Exchange and shareholder approval, which will be sought at the Meeting.

The 20% Fixed Plan is expected to benefit the Company’s shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in the value of the shares of the Company to which they have contributed. Under the Previous Plan, a total of 7,758,590 common shares were allotted and reserved for issuance pursuant to the exercise of options granted under the Previous Plan.

The Company proposes to replace the Previous Plan with the 20% Fixed Plan. The 20% Fixed Plan stipulates that the number of common shares allotted and reserved for future issuance thereunder will be 15,512,180 shares of the Company, being 20% of the issued and outstanding shares of the Company as of March 8, 2007. A copy of the 20% Fixed Plan is available for review by any shareholder up until the day preceding the Meeting at our business offices at Suite 2610 – 1066 West Hastings Street, Vancouver, British Columbia.

Terms of the Stock Option Plan

A full copy of the 20% Fixed Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the 20% Fixed Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of 20% Fixed Plan:

Number of Shares Reserved. The number of common shares reserved for issuance under the 20% Fixed Plan is 20% of the number of common shares outstanding as at March 8, 2007, being 15,512,180 common shares.

Administration. The 20% Fixed Plan is to be administered by the Board of Directors of the Company or by a committee to which such authority is delegated by the Board from time to time.

Eligible Persons. The 20% Fixed Plan provides that stock options may be issued only to directors, senior officers, employees, full-time dependent contractors and consultants and part-time dependent contractors of the Company or of any of its affiliates or subsidiaries, to employees of consultant companies providing management or administrative services to the Company, and to consultant companies themselves. Such persons and entities are referred to herein as “Eligible Persons”.

Board Discretion. The 20% Fixed Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or any committee to which such authority is delegated by the Board from time to time.

Maximum Term of Options. Options granted under the 20% Fixed Plan will be for a term not exceeding five years from the date of grant if the Company is a Tier 2 Issuer, and for a term of not exceeding ten years so long as the Company is a Tier 1 Issuer.

Maximum Options per Person. The number of shares reserved for issuance to any one option holder pursuant to options granted under the Stock Option Plan during any twelve month period may not exceed 5% (or, in the case of a Consultant, 2%) of the outstanding shares of the Company at the time of grant. The number of shares reserved for issuance to Consultants and Employees who are engaged in investor relations activities is limited to an aggregate of 2% of the outstanding shares of the Company at the time of grant.

No Assignment. The options may not be assigned or transferred.

Termination Prior to Expiry. Generally, Options must expire and terminate on a date stipulated by the Board at the time of grant and, in any event, must terminate not later than 30 days following the date on which the option holder ceases to be an Eligible Person, or immediately if the option holder was conducting investor relations activities. If an option holder dies, the options of the deceased option holder will be exercisable by his or her estate for a period not exceeding 12 months or the balance of the term of the options, whichever is shorter.

Exercise Price. Options granted under the terms of the 20% Fixed Plan will be exercisable at a price which is not less than the Discounted Market Price, as that term is defined in the Exchange policy manual as of the date hereof, or such other minimum price as is permitted by the Exchange in accordance with its policies from time to time.

Full Payment for Shares. The Company will not issue shares pursuant to options granted under the Stock Option Plan unless and until the shares have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their options.

Reduction of Exercise Price. The exercise price of stock options granted to Insiders may not be decreased without shareholder approval (as described above).

Termination of Plan. The 20% Fixed Plan will terminate when all of the options have been granted or when the 20% Fixed Plan is otherwise terminated by the Company. Any options outstanding when the 20% Fixed Plan is terminated will remain in effect until they are exercised or they expire.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the 20% Fixed Plan in substantially the following form:

“RESOLVED that

1.

the Company’s 20% Fixed Plan pursuant to which directors my, from time to time reserve for issuance and issue up to 15,517,180 common shares of the Company (being 20% of the issued and outstanding shares of the Company as at March 8, 2007) pursuant to options issued to directors, officers, employees and consultants of the Company and its subsidiaries, as more particularly described in the Company’s Information Circular dated March 20, 2007 is approved, ratified and confirmed, subject to TSX Venture Exchange approval;

2.

the form of the 20% Fixed Plan may be further amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company;

3.

all issued and outstanding stock options previously granted, are continued under the 20% Fixed Plan and are ratified, confirmed and approved.”

In order to be effective, the foregoing ordinary resolutions must be approved by a simple majority of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

Approval of Specific Stock Options

On March 8, 2007, the Company adopted the 20% Fixed Plan subject to Exchange and shareholder approval. The Company granted certain options under the 20% Fixed Plan, subject to Exchange and shareholder approval.

The following options were granted under the 20% Fixed Plan (the "Additional Options") on March 8, 2007 requiring shareholder approval:

Name of Optionee	No. of options granted	Exercise Price	Date of Grant	Expiry Date
Alex Tsakumis	250,000	$0.69	March 8, 2007	March 8, 2012
Transglobe Financials Advisors Inc. (1)	200,000	$0.69	March 8, 2007	March 8, 2012
Minaz Devji	258,205	$0.69	March 8, 2007	March 8, 2012
Gary Cope	258,205	$0.69	March 8, 2007	March 8, 2012
Total	966,410

(1)

Transglobe Financial Advisors Inc. is a consultant to the Company and is beneficially controlled by Michel Cornis.

These options have been approved by the board of directors of the Company subject to regulatory and shareholder approval. Exchange policies require disinterested shareholder approval of the Additional Options. Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to common shares beneficially owned by insiders to whom these Additional Options may be granted under the 20% Fixed Plan or associates of such persons.

At the Meeting, shareholders will be asked to pass an ordinary resolution (by disinterested shareholders) approving the Additional Options in substantially the following form:

“RESOLVED that:

1.

the 966,410 granted to the key employees and consultants of the Company as specifically detailed in the Company's Information Circular dated March 20, 2007 are approved ratified and confirmed, including the exercise price thereof, subject to TSX Venture Exchange approval;

2.

any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

We estimate that the persons granted Additional Options, as set forth above, and their associates beneficially own 900,509 common shares. At the Meeting, these shares will not be counted for the purpose of approving the grant of the Additional Options.

APPROVAL OF EXTENSION OF EXPIRY DATE OF STOCK OPTIONS GRANTED TO INSIDERS

At the Meeting, shareholders will be asked to approve a resolution authorizing the extension of the expiry date of existing stock options held by Insiders (the “Option Extension Resolution”). A company whose shares are listed on the Exchange must obtain “disinterested shareholder approval” for such extension in accordance with the policies of the Exchange.

Disinterested Shareholder Approval

The Company’s common shares trade on the Exchange, which requires that listed companies obtain the approval of their shareholders for stock option plans. A company whose shares are listed on the Exchange must obtain “disinterested shareholder approval” of stock options where:

(a)

a stock option plan, together with all of the company’s other previously established or proposed stock option grants could result at any time in:

(i)

the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issued shares;

(ii)

the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issued shares; or

(iii)

the issuance to any one Insider and such Insider’s associates, within a one year period of a number of shares exceeding 5% of the outstanding issue (the ability to grant in excess of 5% per year to Insiders is restricted to Tier 1 companies); or

(b)

the company is decreasing the exercise price of stock options previously granted to Insiders; or

(c)

the company is amending the terms of a stock option agreement or plan (and the optionee is an insider of the company)

Where these situations apply, the stock option agreement or plan must be approved by a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:

(i)

Insiders to whom shares may be issued pursuant to the stock option plan or agreement; and

(ii)

associates of persons referred to in (i).

The term “Insider” is defined in the Securities Act (British Columbia) and generally includes (i) directors and senior officers of the Company, (ii) directors or senior officers of a company that is an Insider or subsidiary of the Company, and (iii) holders of greater than 10% of the voting securities of the Company. All of the Company’s directors and senior officers are Insiders, and as such they and their associates may not vote on the resolution.

Within the meaning of Exchange policies, the term “associate” means, when used to indicate a relationship with any person:

(a)

a company of which that person beneficially owns or controls, directly or indirectly, voting securities entitling him or her to more than 10% of the outstanding voting rights; or

(b)

a partner of that person;

(c)

a trust or estate in which that person has a substantial benefit interest or for which that person serves as trustee or in a similar capacity;

(d)

in the case of a person who is an individual, that person’s spouse or child or any relative of that person or of his spouse who has the same residence as that person.

The Option Extension Resolution proposes the extension of the following options held by George Cavey, an Insider of the Company:

Name of Optionee	Number of Options Held	Current Exercise Price	Current Expiry Date	New Expiry Date
George Cavey	260,000	$0.22	December 4, 2007	December 4, 2010

The exercise price of Mr. Cavey's options remains the same.

The Company is not aware of any other amendment or proposed amendment of any options already granted to Insiders.

We estimate that Mr. Cavey and his associates beneficially own Nil common shares. At the Meeting, these shares will not be counted for the purpose of approving the Option Extension Resolution.

In accordance with Exchange Policy 4.4, shareholders will be asked to pass (by disinterested shareholder approval) an ordinary resolution approving the option extension in substantially the following form:

“RESOLVED that:

1.

Subject to the approval of the TSX Venture Exchange, the extension of options granted to Mr. Cavey, an insider of the Company, pursuant to the Company’s stock option plan, as described in the Company’s Information circular dated March 20, 2007, is authorized and approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to this resolution.”

OTHER MATTERS

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting and further described above. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

Additional information about the Company is on SEDAR at www.sedar.com. Securityholders may contact the Company to request copies of the Company's financial statements and MD&A by calling (604) 684-4691 or sending an e-mail to info@orkosilver.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 20th day of March, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

"Gary Cope"

President